Exhibit 13.1

Jan 20, 2026 10:00 AM Eastern Standard Time

Kapfenberger SV 1919 Welcomes Vestible as an Investment Partner

Investment partnership expands global public access for investors to participate in the future of Kapfenberger SV 1919 — while the club retains full control

KAPFENBERG, Austria & KANSAS CITY, Mo.—(BUSINESS WIRE)—Kapfenberger SV 1919 (“KSV 1919”) today announced an investment partnership with Vestible, a U.S.-based sports investment platform that lets the public invest in a club’s potential future sale.

Through the partnership, Vestible will develop a structured investment offering tied to a potential future sale outcome, giving institutional and individual investors a new way to buy, hold, and sell a sports investment over time. The model is designed to broaden access to sports as an investable asset class and enable clubs like KSV 1919 to raise capital while retaining ownership and full operational control.

“Modern football rewards clubs that can plan long-term and invest with discipline,” said Robert Schäfer, Managing Director of KSV 1919. “This partnership gives us a new way to access global investment capital while keeping control of the club’s sporting and operational decisions exactly where it belongs.”

“Sports has never had a true public-market layer for investing in teams,” said Parker Graham, Founder and CEO of Vestible. “We’re building a way for investors worldwide to invest in the future financial outcomes of sports organizations—whether that’s a potential sale event for a club or revenue participation in college athletics—while letting those organizations raise growth capital without giving up control. KSV 1919 is the perfect launch partner for us in Europe as we expand across the continent.”

The partnership builds on Vestible’s broader work with sports organizations in the United States and marks the company’s first step into Europe. Vestible plans to establish a broad European footprint, with additional partnerships already underway and to be announced in the coming months.

About Kapfenberger SV 1919

Kapfenberger SV 1919 (“KSV 1919”) is a historic Austrian football club based in Kapfenberg, Styria. Founded in 1919, the club competes in Austria’s 2. Liga and is coming off its most successful season in more than a decade, finishing third-place in 2024–25. With a more disciplined cost base, KSV is continuing to build for promotion while strengthening its long-term value.

About Vestible

Vestible is a U.S.-based sports investment platform creating global access for investors to participate in the future of sports organizations. Vestible works with professional clubs and U.S.-based universities to help them raise capital through structured investment offerings.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Contacts

Kapfenberger SV 1919: info@ksv1919.at
Vestible: info@vestible.co